Mail Stop 3561

June 25, 2007

<u>Via U.S. Mail</u>

Curtis Probst
Vice President
Goldman Sachs Asset Backed Securities Corp.
85 Broad Street
New York, NY 10004

Re: GS Auto Loan Trust 2006-1
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007
File no. 333-132001-01

Dear Mr. Probst,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria.

1. We note that JP Morgan Chase Bank has reported material noncompliance with Items 1122(d)(3)(i) and (ii). Please expand your disclosure here to provide more detail regarding the errors or omissions related to the reports provided to your investors. We note your disclosure that the errors and omissions were corrected, however, we note that you have not filed any amended Form 10-Ds. Please revise or advise.

Item 1123 of Regulation AB. Servicer Compliance Statement.

2. Please tell us why compliance statements have not been provided by Systems & Services
    Technologies and MSX International, Inc. Separate servicer compliance statements are
    required from each servicer that meets the criteria in Item 1108(a)(2)(i) through (iii) of
    Regulation AB. Refer also to Regulation AB Telephone Interpretation 12.01 available on
    our website.

Signatures

3. Please revise the signature block of your Form 10-K to clearly indicate that Mr. Probst is
    the senior officer in charge of securitization of the depositor. See General Instruction
    J(3) to Form 10-K. Additionally, please make corresponding changes to your Section
    302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Exhibits

4. The exhibits, as currently filed, are attached to Form 10-K. Please separately file the
    exhibits on Edgar with a proper tag for each respective exhibit.

5. We note that none of the servicers assessed compliance with several of the servicing
    criteria set forth in Item 1122 of Regulation AB. While some of these criteria are clearly
    inapplicable given the nature and terms of your offering, please explain to us why the
    criteria set forth in subparagraphs (d)(1)(iii), and (d)(4)(ix) were deemed not applicable.

Exhibit 33.3 and 33.4 – Ford Motor Credit Company and Systems & Services Technologies, Inc.

6. Please revise both assessments to state that the party has policies and procedures in place
    to provide reasonable assurance that the vendor's activities comply in all material
    respects with the servicing criteria applicable to each vendor. Also state that each vendor
    is not a "servicer" as defined in Item 1101(j) of Regulation AB. Refer to Regulation AB
    Telephone Interpretation 17.06.

Exhibit 33.7 – MSX International, Inc.

7. The assessment report indicates that MSXI used the servicing criteria communicated to it
    by the servicer to assess compliance with the applicable servicing criteria. Please explain
    to us how this complies with Item 1122(a)(2) of Regulation AB, which requires that the
    party use the criteria in Item 1122(d) to assess compliance with the applicable servicing
    criteria or revise.

**   **   **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Sang Kim
        Goldman Sachs
        via facsimile: (212) 256-5833